April 24, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention: Sara W. Dunton

Rolaine S. Bancroft

Re:	Superior Wholesale Inventory Financing Trusts

Wholesale Auto Receivables Corporation

Registration No. 333-131524

Ladies and Gentlemen:

In connection with the request for acceleration of the effective date of the above-captioned Registration Statement (the “filing”), Wholesale Auto Receivables Corporation (the “company”) hereby acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ WILLIAM J. MCGRANE III
William J. McGrane III
Controller
Wholesale Auto Receivables Corporation

cc:	Jeffrey S. O’Connor,

Kirkland & Ellis LLP

Elizabeth A. Raymond,

Mayer, Brown, Rowe & Maw LLP